UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 25, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MINERAL RESOURCES AND RESERVES UPDATE

A **proudly South African** mining company

SIBANYE GOLD MINERAL RESOURCES and MINERAL RESERVES UPDATE: FURTHER INCREASES IN GOLD AND URANIUM MINERAL RESERVES

Westonaria, 24 February 2016: Sibanye Gold Limited (JSE: SGL & NYSE: SBGL) is pleased to report updated Group Mineral Resources and Mineral Reserves, declared as at 31 December 2015.

Highlights:

- Group gold Mineral Reserves increased by 9% to 31.0Moz from 28.4Moz declared at 31 December 2014. This is despite depletion of 1.6Moz from mining activities during 2015 and is the third consecutive annual increase in gold mineral reserves;

- Uranium Mineral Reserves for the Group increased by 11% to 113.8Mlb, with a maiden Mineral Reserve declared at Beatrix's Beisa Project;

- Gold Mineral Reserves at the underground operations increased by 0.7Moz (4%) to 20.2Moz, net of depletion in 2015, following:

  - optimisation of two significant underground growth projects at Beatrix (Beisa Project) and Driefontein (Depth Extension Project);

  - continued assessment of previously unmined areas ("white areas") for safe, economic extraction, resulting in additional 1.1Moz of gold Mineral Reserves; and

  - the secondary reef exploration programme at Kloof and Driefontein which contributed an additional 0.4Moz to gold Mineral Reserves.

- A maiden gold Mineral Reserve of 1.8Moz has been declared at the Burnstone project, following completion of the detailed feasibility study, and the subsequent commencement of the project development phase.

- As per SEC guidelines, Mineral Reserves were declared at approximately the historic two to three year average commodity prices. Gold Mineral Reserves were declared at R430,000/kg and gold Mineral Resources at R470,000/kg, a 10% premium. This is substantially lower than the average rand gold price for the year to date.

Summary Gold Mineral Resource and Mineral Reserves as at 31 December 2015[1]

	Mineral Resources					Mineral Reserves			
Gold	31 Dec 2015			31 Dec 2014	Gold	31 Dec 2015			31 Dec 2014
	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)		Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Operations					Operations				
Beatrix UG[2]	55.8	5.3	9.530	9.788	Beatrix UG[2]	38.2	3.5	4.264	3.598
Cooke UG	95.8	5.1	15.860	16.475	Cooke UG	9.8	4.7	1.471	1.841
Driefontein UG	55.0	11.1	19.691	22.755	Driefontein UG	35.5	7.1	8.102	7.228
Kloof UG	56.6	15.4	28.023	29.106	Kloof UG	26.3	7.5	6.383	6.706
Surface	24.1	0.5	0.372	0.533	Surface	24.1	0.5	0.372	0.504
Operations Total	287.3	8.0	73.475	78.657	Operations Total	134.0	4.8	20.591	19.878
Projects					Projects				
Beisa North	14.8	3.4	1.619	1.619	Beisa North				
Bloemhoek	28.3	4.7	4.297	4.297	Bloemhoek				
Burnstone	54.1	5.1	8.890	8.890	Burnstone	13.0	4.3	1.799	
De Bron Merriespruit	28.3	4.4	4.022	4.022	De Bron Merriespruit	15.4	4.3	2.112	2.088
WRTRP[3]	714.8	0.3	6.486	6.459	WRTRP[3]	714.8	0.3	6.486	6.459
Projects Total	840.3	0.9	25.314	25.287	Projects Total	743.2	0.4	10.397	8.547
Grand Total Underground & Surface	1127.6	2.7	98.790	103.944	Grand Total Underground & Surface	877.1	1.1	30.988	28.425

Mineral Resources are inclusive of Mineral Reserves. All tons (t) relate to metric units. Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant.
Cut-off grades have been calculated in accordance with the SEC Guidelines for mineral pricing and approximate the historic two to three year average commodity prices. Mineral Resources were declared at a premium of 10% over the Mineral Reserve metal price. Gold Mineral Resources were determined at R470,000/kg and the Gold Mineral Reserves at R430,000/kg.

1. Refer to tables at the end of the release for detailed Mineral Resource and Reserve classifications;
2. Beatrix Mineral Resources and Mineral Reserves includes the Beisa Project;
3. West Rand Tailings Retreatment Project.

Summary Uranium Mineral Resource and Mineral Reserves as at 31 December 2015[1]

	Mineral Resources					Mineral Reserves			
Uranium	31 Dec 2015			31 Dec 2014	Uranium	31 Dec 2015			31 Dec 2014
	Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)		Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)
Operations					Operations				
Beatrix (Beisa)	11.4	1.074	26.968	26.968	Beatrix (Beisa)	7.4	0.715	11.654	
Cooke	58.5	0.530	68.423	66.385	Cooke	4.2	0.336	3.073	3.827
Operations Total	69.9	0.619	95.391	93.353	Operations Total	11.5	0.579	14.727	3.827
Projects					Projects				
Beisa North	14.8	1.084	35.373	35.373	Beisa North Total				
WRTRP	706.6	0.064	99.088	98.653	WRTRP	706.6	0.064	99.088	98.653
Projects Total	721.4	0.085	134.461	134.026	Projects Total	706.6	0.064	99.088	98.653
Grand Total Underground & Surface	791.3	0.132	229.852	227.379	Grand Total Underground & Surface	718.1	0.072	113.814	102.480

For Uranium Mineral Reserves a long-term contract price of R1,140/kg was used.
1 Refer to tables at the end of the release for detailed Mineral Resource and Reserve classifications.

Mineral Reserves and Resources

The Beatrix Operation is a low-cost, high productivity asset with a life of mine (LoM) extending to 2029, with 9.6Moz gold and 27.0Mlb uranium Mineral Resources. The underground production is supplemented by processing of historical rock dumps, with an estimated gold Mineral Reserve 0.1Moz. Gold Mineral Reserves increased by 18% to 4.3Moz net of production depletion in 2015 due to an extended life at Beatrix West and South, due to the inclusion of white areas. In addition, a maiden 0.5Moz gold Mineral Reserve and 11.7Mlb uranium Mineral Reserve has been declared at the Beisa Project.

The Driefontein Operation is a high-yield, medium to long-term operation with gold Mineral Resources of 19.8Moz and gold Mineral Reserves of 8.2Moz and a LoM extending to 2042, following the inclusion of the 2.1Moz below infrastructure decline project at number 5 Shaft. The underground production is supplemented by processing of an estimated 0.1Moz of gold Mineral Reserves contained in historical rock dumps. The gold Mineral Reserves increased by 11% net of depletion from the previous year, mainly due to the extension of the area accessible through the Driefontein 5 Shaft below infrastructure project, which will provide access to an additional 2.1Moz, with first production scheduled in 2024, as well as previously excluded secondary reefs and white areas at 8 Shaft which are able to be economically and safely extracted.

The Kloof Operation is a high-yield medium to long-term operation, with gold Mineral Resources of 28.2Moz and gold Mineral Reserves of 6.5Moz. The Kloof operation LoM has been extended by three years to 2033, following the inclusion of the below infrastructure project at number 4 Shaft, which will provide access to an additional 0.5Moz gold Mineral Reserve, and is scheduled for first gold production by 2021. The underground production is supplemented by processing of historical rock dumps with an estimated gold Mineral Resource of 0.2Moz. The Mineral Reserves decreased by 5% year-on-year, with production depletion partly offset by additional Mineral Reserves from secondary reefs and white areas.

The Cooke Operation is a short- to medium-term asset, producing both gold and uranium. The current LoM is estimated to extend to 2023. The operation has gold Mineral Resources of approximately 15.9Moz and gold Mineral Reserves of 1.5Moz. Uranium Mineral Resources at the operation are 68.4Mlb and the uranium Mineral Reserves 3.1Mlb. The gold and uranium Mineral Reserves have decreased year-on-year, mainly due to an increase in the pay limit, as well as the suspension of exploration development. The underground production is supplemented by processing of historical tailings storage facilities (containing an estimated gold Mineral Reserve of 0.1Moz).

Abridged review per project

A maiden gold Mineral Reserve of 1.8Moz was declared at the Burnstone Project, following the completion of a Feasibility Study (FS). The project envisages steady state production of between 100,000oz and 120,000oz per annum from 2021 over a 20 year LOM

The West Rand Tailings Retreatment Project (WRTRP) will process the historical tailings storage facilities of the Driefontein, Kloof and Cooke operations for gold and uranium. A FS for this project has been completed and detailed engineering design is currently being undertaken in parallel with the environmental permitting processes. The project has an estimated gold and uranium Mineral Reserve of 6.5Moz and 99.1Mlb, respectively.

Gold Mineral Reserves of 2.1Moz for the De Bron, Merriespruit Project are based on the original feasibility study previously conducted by Royal HaskoningDHV in 2013. However, the production design and schedule was modified during 2015 in line with enhanced geological and estimation models, with the extraction plan optimized in line with new cut-off grades.

The Bloemhoek project, which is adjacent to Beatrix North operation, contains Mineral Resources of 4.3Moz. A study to access a portion of this area with a decline system from Beatrix North has commenced, and is due for completion in 2016. Concurrently, an exploration programme designed to improve geological confidence in the immediate vicinity of the planned decline system will also be completed.

Detailed gold Mineral Resource and Mineral Reserve as at 31 December 2015

	Mineral Resources					Mineral Reserves			
Gold		31 Dec 2015		31 Dec 2014	Gold		31 Dec 2015		31 Dec 2014
	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)		Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Operations					Operations				
Beatrix UG					Beatrix UG				
Measured AI	26.6	5.7	4.857	3.792	Proved AI	20.1	3.7	2.389	1.706
Indicated AI	22.2	5.2	3.677	5.332	Probable AI	18.1	3.2	1.875	1.892
Inferred AI	0.0	3.3	0.004	0.004					
Total AI	48.8	5.4	8.538	9.128	Total AI	38.2	3.5	4.264	3.598
Indicated BI	6.9	4.4	0.991	0.660	Probable BI				
Beatrix - Total Underground	55.8	5.3	9.530	9.788	Beatrix - Total Underground	38.2	3.5	4.264	3.598
Driefontein UG					Driefontein UG				
Measured AI	18.9	10.7	6.503	8.229	Proved AI	17.9	7.2	4.133	2.716
Indicated AI	7.5	12.7	3.053	4.088	Probable AI	8.6	6.7	1.846	3.387
Inferred AI	0.7	14.6	0.314	0.550					
Total AI	27.0	11.4	9.870	12.867	Total AI	26.4	7.0	5.980	6.103
Indicated BI	28.0	10.9	9.821	9.684	Probable BI	9.1	7.3	2.122	1.126
Inferred BI				0.204					
Total BI	28.0	10.9	9.821	9.888	Total BI	9.1	7.3	2.122	1.126
Driefontein-Total Underground	55.0	11.1	19.691	22.755	Driefontein-Total Underground	35.5	7.1	8.102	7.228
Kloof UG					Kloof UG				
Measured AI	14.4	13.4	6.196	9.618	Proved AI	19.6	7.7	4.857	2.932
Indicated AI	1.2	12.4	0.468	0.775	Probable AI	4.6	6.9	1.024	3.243
Total AI	15.5	13.3	6.664	10.393	Total AI	24.2	7.6	5.881	6.175
Indicated BI	24.6	14.2	11.246	8.538	Probable BI	2.1	7.4	0.502	0.532
Inferred BI	16.4	19.2	10.112	10.175					
Total BI	41.0	16.2	21.359	18.713	Total BI	2.1	7.4	0.502	0.532
Kloof - Total Underground	56.6	15.4	28.023	29.106	Kloof - Total Underground	26.3	7.5	6.383	6.706
Cooke					Cooke				
Measured AI	8.5	5.7	1.566	3.175	Proved AI	6.8	4.7	1.014	1.555
Indicated AI	34.7	7.1	7.969	7.659	Probable AI	3.1	4.6	0.457	0.286
Inferred AI	11.9	6.1	2.326	1.643					
Total AI	55.1	6.7	11.862	12.477	Total AI	9.8	4.7	1.471	1.841
Inferred BI	40.7	3.1	3.998	3.998					
Cooke - Total Underground	95.8	5.1	15.860	16.475	Cooke - Total Underground	9.8	4.7	1.471	1.841
Operations - Total Underground	263.2	8.6	73.103	78.124	Operations - Total Underground	109.8	5.7	20.219	19.374

Surface Rock Dumps (SRD) and Tailings Storage Facilities (TSF)					Surface Rock Dumps (SRD) and Tailings Storage Facilities (TSF				
Beatrix (Indicated)	5.3	0.4	0.062	0.071	Beatrix (Probable)	5.3	0.4	0.062	0.071
Randfontein Surface (Measured)	4.7	0.3	0.052	0.086	Randfontein Surface (Proved)	4.7	0.3	0.052	0.086
Randfontein Surface (Indicated)				0.028	Randfontein Surface (Probable)				0.028
Driefontein (Indicated)	4.6	0.6	0.094	0.125	Driefontein (Probable)	4.6	0.6	0.094	0.125
Kloof (Indicated)	9.5	0.5	0.163	0.223	Kloof (Probable)	9.5	0.5	0.163	0.194
Operations - Total Surface	**24.1**	**0.5**	**0.372**	**0.533**	**Operations - Total Surface**	**24.1**	**0.5**	**0.372**	**0.504**

UG projects					UG projects				
Beisa North					**Beisa North**				
Indicated	14.8	3.4	1.619	1.619					
Beisa North Total	**14.8**	**3.4**	**1.619**	**1.619**	**Beisa North Total**				
Bloemhoek					**Bloemhoek**				
Indicated	27.4	4.7	4.163	4.163					
Inferred	0.9	4.9	0.135	0.135					
Bloemhoek Total	**28.3**	**4.7**	**4.297**	**4.297**	**Bloemhoek Total**				
Burnstone					**Burnstone**				
Indicated	25.4	5.3	4.350	4.350	Probable	13.0	4.3	1.799	
Inferred	28.7	4.9	4.540	4.540					
Burnstone Total	**54.1**	**5.1**	**8.890**	**8.890**	**Burnstone Total**	**13.0**	**4.3**	**1.799**	
De Bron Merriespruit					**De Bron Merriespruit**				
Indicated	23.0	4.5	3.307	3.307	Probable	15.4	4.3	2.112	2.088
Inferred	5.3	4.2	0.715	0.715					
De Bron Merriespruit Total	**28.3**	**4.4**	**4.022**	**4.022**	**De Bron Merriespruit Total**	**15.4**	**4.3**	**2.112**	**2.088**

Projects - Total Underground	**125.5**	**4.7**	**18.828**	**18.828**	**Projects - Total Underground**	**28.4**	**4.3**	**3.911**	**2.088**

Surface projects					Surface projects				
WRTRP					**WRTRP**				
Measured	662.5	0.3	5.962	5.935	Proved				
Indicated	52.3	0.3	0.524	0.524	Probable	714.8	0.3	6.486	6.459
Projects - Total Surface	**714.8**	**0.3**	**6.486**	**6.459**	**Projects - Total Surface**	**714.8**	**0.3**	**6.486**	**6.459**

Projects Total	**840.3**	**0.9**	**25.314**	**25.287**	**Projects Total**	**743.2**	**0.4**	**10.397**	**8.547**

Grand Total Underground & Surface	**1127.6**	**2.7**	**98.790**	**103.944**	**Grand Total Underground & Surface**	**877.1**	**1.1**	**30.988**	**28.425**

AI: Above Infrastructure; BI: Below Infrastructure. Mineral Resources are inclusive of Mineral Reserves. All tons (t) relate to metric units. Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant.

Cut-off grades have been calculated in accordance with the SEC Guidelines for mineral pricing and approximate the historic two to three year average commodity prices. Mineral Resources were declared at a premium of 10% over the Mineral Reserve metal price. Gold Mineral Resources were determined at R470,000/kg and the Gold Mineral Reserves at R430,000/kg.

[1] Managed, unless otherwise stated;

[2] Beatrix Indicated Mineral Resources AI and Probable Mineral Reserves includes the Beisa Project;

[3] Beatrix Indicated Mineral Resources BI refers to material below 26 level (1,341 mbs);

[4] Cooke Inferred Mineral Resources BI refers to material within Cooke 4 Prospecting Right (Zuurbekom);

[5] Driefontein Indicated and Inferred Mineral Resources and Probable Mineral Reserves BI refers to material below 50 level (3,300 mbs);

[6] Kloof Indicated and Inferred Mineral Resources and Probable Mineral Reserves BI refers to material below 45 level (3,347 mbs).

Summary Uranium Mineral Resource and Mineral Reserves as at 31 December 2015[1]

	Mineral Resources					Mineral Reserves			
	31 Dec 2015			31 Dec 2014		31 Dec 2015			31 Dec 2014
Uranium	Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)	Uranium	Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)
Operations					**Operations**				
Beatrix UG					**Beatrix UG**				
Measured AI	3.6	1.086	8.548	8.548	Proved AI				
Indicated AI	7.8	1.069	18.330	18.330	Probable AI	7.4	0.715	11.654	
Inferred AI	0.0	1.101	0.090	0.090					
Beatrix - Total Underground	**11.4**	**1.074**	**26.968**	**26.968**	**Beatrix - Total Underground**	**7.4**	**0.715**	**11.654**	
Cooke					**Cooke**				
Measured AI	4.9	0.447	4.873	5.697	Proved AI	2.7	0.348	2.056	3.388
Indicated AI	11.0	0.476	11.546	15.987	Probable AI	1.5	0.314	1.017	0.439
Inferred AI	6.7	0.546	8.020	0.717					
Total AI	**22.6**	**0.490**	**24.439**	**22.401**	**Total AI**	**4.2**	**0.336**	**3.073**	**3.827**
Inferred BI	35.9	0.555	43.984	43.984					
Cooke - Total Underground	**58.5**	**0.530**	**68.423**	**66.385**	**Cooke - Total Underground**	**4.2**	**0.336**	**3.073**	**3.827**
Operations - Total Underground	**69.9**	**0.619**	**95.391**	**93.353**	**Operations - Total Underground**	**11.5**	**0.579**	**14.727**	**3.827**
UG projects					**UG projects**				
Beisa North					**Beisa North**				
Inferred	14.8	1.084	35.373	35.373					
Beisa North Total	**14.8**	**1.084**	**35.373**	**35.373**	**Beisa North Total**				
Projects - Total Underground	**14.8**	**1.084**	**35.373**	**35.373**	**Projects - Total Underground**				
Surface projects					**Surface projects**				
WRTRP					**WRTRP**				
Measured	654.3	0.062	89.151	88.717	Proved				
Indicated	52.3	0.086	9.936	9.936	Probable	706.6	0.064	99.088	98.653
Projects - Total Surface	**706.6**	**0.064**	**99.088**	**98.653**	**Projects - Total Surface**	**706.6**	**0.064**	**99.088**	**98.653**
Projects Total	**721.4**	**0.085**	**134.461**	**134.026**	**Projects Total**	**706.6**	**0.064**	**99.088**	**98.653**
Grand Total Underground & Surface	**791.3**	**0.132**	**229.852**	**227.379**	**Grand Total Underground & Surface**	**718.1**	**0.072**	**113.814**	**102.480**

AI: Above Infrastructure. All tons (t) relate to metric units. Mineral Resources are inclusive of Mineral Reserves. Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant. For Uranium Mineral Reserves a long-term contract price of R1,140/kg was used.

[1] Managed, unless otherwise stated;

[2] Cooke Inferred Mineral Resources BI refers to material within the Cooke 4 Prospecting Right (Zuurbekom).

Reconciliation of Gold Mineral Reserves (only for gold which is the main commodity)

	Gold (Moz)
Gold Mineral Reserves as at 31 December 2014	**28.425**
2015 depletion	(1.577)
Gold Mineral Reserves post depletion	**26.848**
Changes in geology structure	(0.081)
Changes in estimation models at operations	(0.845)
Technical factors [Mine Call Factor (MCF), % waste mining, etc.]	0.452
Specific Inclusions:	
• Driefontein 5 Shaft drop-down extension	1.016
• Beisa inclusion	0.495
• DBM revision	0.024
• Burnstone inclusion	1.799
• Beatrix G-Block inclusion	0.108
• White areas	1.073
• Secondary reefs	0.362
• Deposition to TSFs	0.027
• SRD additions	0.054
Specific exclusions:	
• Beatrix 2 Shaft decommissioned	(0.113)
• Uneconomic exclusions	(0.230)
Gold Mineral Reserves at 31 December 2015	**30.988**

Corporate governance

Sibanye reports its Mineral Resources and Mineral Reserves in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves Code, the updated section 12 of the JSE Listings Requirements and the Securities and Exchange Commission (SEC) Industry Guide 7, aligned with guiding principles of the Sarbanes-Oxley Act of 2002 (SOX). Guided by commitment to corporate governance, the statement has been reviewed by the Group Technical services, and the statement for the operations were independently reviewed by Amec Foster Wheeler (Mineral Resources) and by Mineral Corporation Consultancy (Pty)Ltd (Mineral Reserves), and has been found to be compliant with the relevant codes with no material shortcomings.

The Mineral Resources and Mineral Reserves are estimates at a point in time, and will be affected by fluctuations in the gold price, US dollar currency exchange rates, operating costs, mining permits, changes in legislation and operating factors. Although all permits may not be finalised and in place at the time of reporting, there is no reason to expect that these will not be granted. However, the length of the approval process for such permits may have an impact on the schedules stated.

All statement figures are managed, and Mineral Resources are reported inclusive of Mineral Reserves, while production volumes are reported in metric tons (t). Gold and uranium are reported separately; therefore no gold equivalents are stated to avoid potential anomalies as a result of year-on-year metal price differentials. All financial models used to determine the Mineral Reserves are based on current tax regulations at 31 December 2015.

The lead competent person designated in terms of South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, who takes responsibility for the consolidation and reporting of Sibanye's Mineral Resources and Mineral Reserves and of the overall regulatory compliance of these figures is Gerhard Janse van Vuuren, who gave his consent for the disclosure of the 2015 Mineral Resource and Mineral Reserve Statement. Gerhard [BTech (MRM), GDE (Mining Eng), MBA and MSCC] is registered with Plato (PMS No 243) and has 28 years' experience relative to the type and style of mineral deposit under consideration. He is the current Vice President: Mine Technical Services and is a full-time employee of Sibanye.

The respective business unit based Mineral Resource Managers, relevant project managers and the respective Mineral Resource Management discipline heads have been designated as the competent persons in terms of South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves and take responsibility for the reporting of Mineral Resources and Mineral Reserves for their respective area(s) of responsibility. Additional information regarding these personnel, as well as the teams involved with the compilation of the Mineral Resource and Mineral Reserve declaration is incorporated in the Mineral Resources and Mineral Reserves Supplement that will be published in conjunction with this Sibanye Gold Integrated Annual Report 2015.

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 25, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer